UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2022

Commission File Number: 001-39937
ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐	No ☒
ZIM Integrated Shipping Services Ltd. (hereinafter, the “Company”) is filing this Amendment No. 1 to Form 6-K (“Amendment”) to its Form 6-K (“Form 6-K”) as filed with the Securities and Exchange Commission (SEC) on March 16, 2022. As a result of the disposition by Kenon Holdings Ltd. (“Kenon”) of Company’s ordinary shares during March 2022, as disclosed by Kenon, as of the close of the trading day of Monday, March 28, 2022, the record date for the Extraordinary General Meeting of the Shareholders, Kenon holding of the Company’s shares was less than 25% of the Company’s outstanding share capital.
As a result of the foregoing, the Proxy Statement and Proxy Card are hereby amended such that the required majority for the approval of Proposal No. 2 shall be the affirmative vote of a majority of the shareholders participating in the voting at the Meeting in person or by proxy, and the meeting will be postponed and held at 11:00a.m., Israel time, on Monday, May 2, 2022.
The Company hereby furnishes the following documents hereto as Exhibits 99.1 and 99.2, respectively:
i.
Notice to the shareholders of the Company, dated April 7, 2022, in connection with the Extraordinary Shareholders Meeting originally to be convened on April 25, 2022, and postponed to May 2, 2022.

ii.
Amended Proxy Card originally dated March 16, 2022, as amended on the date hereof, for use in connection with the Meeting.

The information in this Form 6-K (including Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ZIM INTEGRATED SHIPPING SERVICES LTD.
By:
/s/ Noam Nativ

Noam Nativ
EVP General Counsel and Corporate Secretary
Date: April 7, 2022